

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2010

National Corporate Research Ltd.
As Agent for SemiLEDs Corporation
615 South DuPont Highway
Dover, DE 19901

>   **Re: SemiLEDs Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed October 26, 2010**
>   **File No. 333-161052**

Ladies and Gentlemen:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Company Overview, page 1

1.   Please tell us the reason for the deletion of your packaging business in the second paragraph of this section. We note from your disclosure elsewhere in your document that your business includes packaging chips to create LED components.

Risk Factors, page 11

We may be exposed…, page 14

2.   We note your deletion of the complaint by Ms. Rothschild. Given your previous disclosure that an injunction could prevent you from selling your products, please tell us why this disclosure is no longer included in your risk factors.

We may not be successful in expanding…, page 19

3.   Please clarify your disclosure here and in the section beginning on page 92 to include the substance of your response to prior comment 2.

We derive a substantial portion…, page 19

4.   We note the revised disclosure to reflect the results of your fiscal year ended August 31, 2010. Please file any agreements with new significant customers or tell us why they should not be filed.

We have operations and sales…, page 27

5.   We reissue the second part of prior comment 5 relating to the tax opinion because you do not address it in your response.

Delaware law and our certificate of incorporation…, page 41

6.   We note your revisions to this risk factor. Please clarify that Simplot Taiwan is owned by your director, Scott Simplot. Make corresponding changes under "Certain Relationships and Related Party Transactions" on page 122 and under "Certificate of Incorporation and Bylaws…" on page 131.

Management's Discussion and Analysis…, page 51

7.   Your revised disclosure in the penultimate paragraph on page 51 now suggests that SS Optoelectronics may not become operational. Please clarify the reason for this uncertainly.

Liquidity and Capital resources, page 75

8.   We note your revisions to the second paragraph of this section. Please revise to clarify the current balance outstanding under the E.SUN Commercial Bank line of credit.

Contractual Obligations, page 77

9.   Please tell us where you have filed your agreement to purchase additional space at your Hsinchu, Taiwan headquarters.

Business, page 84

Competitive Manufacturing Cost Structure, page 85

10.   We note your response to prior comment 8. Please disclose how your cost savings
        analysis shifts as the price per wafer increases or decreases. In addition, disclose how the
        cost savings analysis shifts, if at all, depending upon the size of the wafer. To the extent
        that the reclamation rate differs with the size of the wafer, please discuss.

Expand our Manufacturing Capacity…, page 87

11.   Regarding your added disclosure in response to prior comment 10, please disclose the
        increase that the added 10 million capacity represents when compared to your current
        capacity.

Facilities, page 96

12.   We reissue prior comment 9 because your revisions do not disclose what portion of your
        facilities is used for manufacturing operations.

Legal Proceedings, page 97

13.   Refer to the second paragraph. Please disclose whether monetary damages have been
        specified and, if so, in what amount.

Board of Directors of China SemiLEDs, page 100

14.   We note your response to prior comment 13. You indicate in your example in the
        carryover paragraph at the bottom of page 100 that share of ownership of 22% entitles
        you to nominate two of nine directors even though this is slightly less than 2/9 of the
        shares outstanding. Therefore, under your example, 22% should allow for only one
        director. Please clarify.

Executive Compensation, page 108

15.   Please revise to include the information contained in your response to prior comment 16.
        In addition, please tell us with a view to disclosure whether you believe that all subsets of
        the semiconductor market are generally similar and without material difference. To the
        extent that material differences do exist and some subsets face more complex challenges
        than others, please tell us how you accounted for this differential in your compensation
        analysis.

Warranty Agreements, page 123

16.   We note your response to prior comment 17. Please revise to clarify, if true, that the statute of limitations runs for fifteen years from the date of termination or expiration of the agreement.

Intellectual Property Cross-Licensing…, page 124

17.   We note your response to prior comment 18. Please clarify whether "the term of the joint venture" refers to a specific date in the future or an unspecified date on which the joint venture is dissolved.

18.   We note your response to prior comment 20. However, it is unclear, as a practical matter, under what scenarios other than those specified in items (i)-(iii) of the third paragraph of this section you would no longer constitute a majority of the board. Please clarify.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel at (202) 551-3314 if you have any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (via fax):   Mark J. Lee
                 Orrick, Herrington & Sutcliffe LLP